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SEC FILE NUMBER
8-68674

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Intrepid Investment Bankers LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

11755 Wilshire Boulevard, Suite 2200
(No. and Street)

Los Angeles	CA	90025
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Stacey Morin, Director, CFO	818-254-2075	smorin@intrepidib.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

30 Rockefeller Plaza	New York	NY	10112
(Address)	(City)	(State)	(Zip Code)

10/20/2003	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RM

AFFIRMATION

I, Stacey Morin, affirm that, to the best of my knowledge and belief, the financial report pertaining to the firm of Intrepid Investment Bankers LLC (the "Company"), as of and for the year-ended December 31, 2021, is true and correct. I further affirm that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer. Pursuant to the statement from the staff of the Division of Trading and Markets regarding the notarization requirements applicable to the Impacted Paper Submissions or in the electronic filings of a broker-dealer's annual reports required under paragraph (d) of Rule 17a-5 and the difficulties arising from COVID-19, Intrepid Investment Bankers LLC is making this filing without a notarization.

Signature: ______________________

Title:
Director & CFO 2/14/2022

This filing contains (check all applicable boxes):**

■ (a) Statement of financial condition.
☐ (b) Notes to consolidated statement of financial condition.
■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
■ (d) Statement of cash flows.
■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
■ (g) Notes to consolidated financial statements.
■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable (filed separately).
☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable (filed separately).
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Intrepid Investment Bankers LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Intrepid Investment Bankers LLC (the "Company") as of December 31, 2021, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedule H, J and M listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 14, 2022

We have served as the Company's auditor since 2019.

INTREPID INVESTMENT BANKERS LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021

ASSETS

Cash and cash equivalents	$ 58,974,952
Deferred tax asset	14,988,294
Premises and equipment - Net	78,366
Other assets	295,818
TOTAL ASSETS	$ 74,337,430

LIABILITIES AND MEMBER'S EQUITY

Accounts payable, accrued expense and other liabilities	$ 6,725,113
Due to parent - Net	7,749,607
Deferred revenue	755,612
Operating lease liability	46,208
Total liabilities	15,276,540
Member's equity	59,060,890
TOTAL LIABILITIES AND EQUITY	$ 74,337,430

See accompanying notes to financial statements.

INTREPID INVESTMENT BANKERS LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2021

REVENUES:	
Advisory fees	$ 78,518,685
Gain on lease termination	1,731,162
Interest and dividends	4,400
Total revenues	80,254,247
EXPENSES:	
Compensation expenses	$ 46,034,320
Management fees	1,800,000
Occupancy and equipment	1,707,856
Referral fees	1,335,500
Market and data	191,760
Regulatory fees	165,026
Other expenses	1,446,184
Total expenses	52,680,646
INCOME FROM OPERATIONS BEFORE TAXES	27,573,601
INCOME TAX EXPENSE	7,531,843
NET INCOME	$ 20,041,758

See accompanying notes to financial statements.

INTREPID INVESTMENT BANKERS LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021

	Member's Equity
BALANCE — January 1, 2021	$ 32,872,085
Contributions related to retention bonuses	4,500,000
Contributions related to tax goodwill - earnout payment	1,602,767
Contributions related to restricted stock units	44,280
Net Income	20,041,758
BALANCE — December 31, 2021	$ 59,060,890

See accompanying notes to financial statements.

INTREPID INVESTMENT BANKERS LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 20,041,758
Adjustment to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	30,884
Retention bonus expense	4,500,000
Contribution related to stock plan expense	44,280
Noncash gain on lease termination	(1,731,162)
Deferred income taxes	760,553
Decrease in operating assets:	
Due to parent - net	4,308,049
Other assets	370,978
Increase in operating liabilities:	
Accounts payable, accrued expense and other liabilities	(631,461)
Deferred revenue	48,794
Net cash provided by operating activities	27,742,672
CASH FLOWS FROM INVESTING ACTIVITIES -	
Purchases of furniture, equipment and leasehold improvements	(2,204)
Sale of leasehold improvement	2,109,957
Net cash provided by investing activities	2,107,753
NET INCREASE IN CASH AND CASH EQUIVALENTS	29,850,425
CASH AND CASH EQUIVALENTS — Beginning of year	29,124,527
CASH AND CASH EQUIVALENTS — End of year	$ 58,974,952
SUPPLEMENTAL DISCLOSURES	
CASH PAYMENT DURING THE YEAR FOR:	
Income taxes	$ 2,863,574
SUPPLEMENTAL DISCLOSURE OF NON CASH ACTIVITIES	
Non-cash operating activity - Contributions related to retention bonuses	4,500,000
Non-cash operating activity - Contributions related to tax goodwill - earnout payment	1,602,767

See accompanying notes to financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Intrepid Investment Bankers LLC (the "Company" or "Intrepid") is a U.S. broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Company is a limited liability company that is a wholly-owned subsidiary of MUFG Union Bank, N.A. (the "Parent" or "MUB"), a wholly-owned subsidiary of MUFG Americas Holdings Corporation (the "Holding Company"). MUFG Americas Holding Corporation is owned by MUFG Bank, Ltd. ("MUFG Bank") and Mitsubishi UFJ Financial Group, Inc. ("MUFG"). MUFG Bank is a wholly-owned subsidiary of MUFG. On September 21, 2021, the Holding Company, together with MUFG Bank and MUFG, issued a joint press release announcing the entry into a Share Purchase Agreement on September 21, 2021 by and among MUFG, the Holding Company and U.S. Bancorp ("USB") for the sale by the Holding Company to USB of 100% of the issued and outstanding shares of the common stock of the Parent. The transaction is expected to complete in the first half of calendar year 2022 upon regulatory approval. Intrepid and several other businesses are excluded from the sale and will remain with MUFG as part of the New York Branch of MUFG Bank, Ltd (indirect parent company of MUFG Union Bank, N.A.).

The Company arranges mergers and acquisitions, raising private institutional capital and providing other financial advisory services. The Company is a licensed broker-dealer registered with Financial Industry Regulatory Authority under the Securities Exchange Act of 1934.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation— The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (US GAAP). The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although such estimates contemplate current conditions and management's expectations of how they may change in the future, it is reasonably possible that actual results could differ significantly from those estimates. Significant estimates and assumptions generally include compensation, taxes, and litigation.

Cash and Cash Equivalents —The Company defines cash equivalents as short-term, highly-liquid investments with original maturities of three months or less at the time of purchase, including-money market mutual funds. At December 31, 2021, Cash and cash equivalents consisted of cash and money market funds. There are no restricted cash balances recorded as of December 31, 2021.

Fair Value — Financial instruments are recorded at fair value in accordance with Financial Accounting Standards Board Accounting Standards Codification 820, Fair Value. The Company has an established and documented process for determining fair value for financial assets and liabilities that are measured at fair value on either a recurring or a nonrecurring basis. In determining fair value, the Company maximizes the use of observable market inputs and minimizes the use of unobservable inputs. Observable inputs reflect market derived or market based information obtained from independent sources, while unobservable inputs reflect the Company's estimate about market data. Based on the observability of the significant inputs used, the Company classifies its fair value measurements in

accordance with the three level hierarchy as defined by US GAAP. The Company's money market mutual funds are classified as Level I in the fair value hierarchy due to the fact that they are short-term and highly liquid. As of December 31, 2021, the money market funds balance is $51,163,777.

Accounts Receivable — Accounts Receivable of $256,500 are client obligations due under normal transaction terms that are included in Other assets. The Company reviews accounts receivable on a monthly basis to determine if any receivable will potentially be uncollectible. The Company evaluates the collectability of its accounts receivable and adequacy of the allowance for doubtful accounts based upon historical experience and any specific customer financial difficulties of which the Company becomes aware. In cases where management is aware of circumstances that may impair a customer's ability to meet its financial obligations, management records a specific allowance against amounts due and reduces the receivable to the amount the Company believes will be collected. For all other customers, the Company maintains an allowance that considers the total receivables outstanding, historical collection rates and economic trends. Accounts are written off when all efforts to collect have been exhausted. There was no such allowance required and no amount written off as of December 31, 2021.

Due to Parent — Net — Primarily consists of salary expense, bonus expenses, rent allocation, management fees, and income tax liabilities payable to parent.

Income Taxes — The Company's operations are included in the consolidated federal income tax returns filed by the Holding Company. For California income tax purposes, the Company files a unitary tax return with the Parent. In accordance with a tax sharing agreement with the Holding Company, a receivable or payable is recorded for the income tax benefit or liability resulting from the Company's operations. In accordance with ASC 740, *Income Taxes,* a deferred tax asset or liability is determined based upon temporary differences between the tax basis of an asset or liability and its reported amount on the Statement of Financial Condition, using currently enacted tax rates. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or the entire deferred tax asset or liability will not be realized.

Revenues from contracts with customers – The Company provides advisory services on mergers and acquisitions (M&A) and recognizes revenue from contracts with customers according to a five-step revenue recognition model: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The Company's contracts with customers generally contain a single performance obligation or separately identified performance obligations, each with a stated transaction price, and generally do not involve a significant timing difference between satisfaction of the performance obligation and customer payment. Revenues are recognized over time as the performance obligations are satisfied or the contract is terminated.

Advisory Fees – The Company recognized advisory fees of $ 75,515,197 for the year ended December 31, 2021, of which $27,718,870 related to performance obligations that were fully satisfied in prior periods. Revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. This requires management to make judgments that affect the timing of revenue recognition. However, the recognition of advisory fees is constrained until substantially all services have been provided, specified conditions have been met and it is probable that a revenue reversal will not occur in a future period.

Retainer Fees – The Company recognized retainer fees of $2,887,834 for the year ended December 31, 2021. The non-refundable retainer fees are due upon execution of Engagement Agreements. The fees are recognized on a straight-line basis over the estimated period when the related services are performed. Retainer fees received from customers prior to recognizing revenue are reflected as deferred revenue in the accompanying statement of financial condition.

During the year ended December 31, 2021, no client accounted for more than 10% of total revenue.

As of December 31, 2021, revenue from customers were as follow:

Advisory fees	75,515,197
Retainer fees	2,887,834
Reimburseable expenses	115,654
	78,518,685

Management Fees – Management fees are paid to the Parent under the terms of a master service agreement for the use of certain shared resources such as administrative, legal, and human resources services and are based on a fixed fee.

Referral Fees – The Company has agreements with third party Referrers who from time to time refer potential clients to the Company. The Company has the right, but not obligation to accept or decline any referral. The third-party Referrers shall not perform or participate in any services in connection with the referral. The Company pays a referral fee if a transaction is consummated, and costs are recognized at the point when the transaction occurs.

Premises and equipment - Net– are carried at cost, less accumulated depreciation and amortization. Depreciation is calculated on a straight-line basis over the estimated useful lives of the furniture, fixtures and equipment.

	Cost	Accumulated depreciation	Net cost	Depreciation expense	Useful life
Furniture, fixtures, equipment	643,628	630,373	13,255	16,065	3 to 5 yrs
Others	91,222	72,320	18,902	14,820	3 to 5 yrs

	ROU lease asset	ROU lease amortization	Net cost	Rent expense	ROU leae term
Right of use asset (copier)	63,281	17,073	46,208	13,010	59 mths

Leases - On January 1, 2021 the Company novated the lease at 11755 Wilshire Blvd to MUFG Union Bank, N.A. In accordance with ASC 842-20-40-1, Intrepid derecognized its ROU asset ($4,226,184) and lease liability ($5,957,346). The difference ($1,731,162) between ROU amortization and lease liability accretion was recorded as a gain on lease termination in accordance with ASC 842-20-40-1. Leasehold Improvement ($2,109,923) and an associated security deposit ($107,575) was also transferred to MUB.

3. RECENT ACCOUNTING PRONOUNCEMENTS

There are no new accounting pronouncements that impact the Company in 2021 and 2022.

4. RELATED-PARTY TRANSACTIONS

At December 31, 2021, the Company had cash of $556,730 deposited in non-interest-bearing checking accounts with the Parent.

Based on a reimbursement agreement, the Company reimburses the Parent for various business services paid for by the Parent, which includes all direct expenses related to the operation of the Company, such as employee, occupancy, and certain equipment expenses. Such expenses for the year ended December 31, 2021, were $46,034,320 for Salaries, incentives and employee benefits, $1,707,856 for occupancy and equipment, $1,335,500 for referral fees, $165,026 for regulatory fees, and $1,446,184 for all other expenses. Other expenses include communications, professional services and travel and conferences expenses.

As a result of the acquisition by MUB, certain employees were provided with retention bonuses that amortize primarily over 4 years, or the length of the retention program per the purchase agreement. The bonuses were paid by MUB and were expensed by the Company without an obligation to pay MUB and therefore are considered an equity contribution. These retention bonuses are included within Salaries, incentives and employee benefits of $4,500,000.

Management fees are paid to the Parent for the use of certain shared resources such as administrative, legal, and human resources services. In consideration for the services provided, the Company pays the Parent fixed fees under a master service agreement. For the year ended December 31, 2021, total management fees incurred from the Parent were $1,800,000.

The Parent maintains a noncontributory defined benefit pension plan (the "Plan"), covering substantially all employees of the Company. The Plan provides retirement benefits based on a cash balance formula, with annual pay credits based on a participant's eligible pay multiplied by a percentage determined by age and years of service, with annual interest credits based on 30-year Treasury bond yields. Employees become eligible for this plan after one year of service and become vested upon completing three years of service. The plan costs are allocated to the Company by the Parent, based on eligible employees' salaries.

Eligible employees of the Company are awarded restricted stock unit grants included in the Compensation Expenses, under the MUAH Stock Bonus Plan ("MUAH Plan"). Under the MUAH Plan, employees are granted restricted stock units settled in American Depositary Receipt ("ADRs") representing shares of common stock of the Company's ultimate parent company, MUFG. The MUFG ADRs are purchased in the open market upon the vesting of the restricted stock units, through a revocable trust. There is no amount authorized to be issued under the MUAH Plan since all shares are purchased in the open market. These awards generally vest pro-rata on each anniversary of the grant date and become fully vested three years from the grant date, provided that the employee has completed the specified continuous service requirement. The Company recognizes compensation expense on restricted stock unit grants ratably over the vesting period for non-retirement eligible employees based on the grant-date fair value of MUFG ADRs. The Company's total compensation expense for RSUs during the year ended December 31, 2021 was $44,280.

The Parent also maintains a defined contribution plan authorized under Section 401(k) of the Internal Revenue Code. All benefits-eligible employees are eligible to participate in the plan. The employer matching contribution is 100% on the first 3% of eligible compensation an employee contributes and 50% on the next 2% of eligible compensation.

For post-age 65 retirees, the Parent provides financial support to purchase individual health coverage through allocations to a health reimbursement account. The life insurance plan is noncontributory. Total pension, 401(k) plan, and postretirement benefits expenses were $132,186 for the year ended December 31, 2020. This amount is included in the total employee salaries and benefits expense allocated from the Parent.

5. NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the SEC's "Uniform Net Capital Rule" Rule (15c3-1) pursuant to the Securities Exchange Act of 1934. The Company has elected to use the alternative method which requires the Company to maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit balances. At December 31, 2021, the Company had net capital of $41,644,526, which was $41,394,526 in excess of the required $250,000.

6. RISK

Credit - The Company performs continuous credit evaluations on each customer's financial condition and senior management reviews accounts receivable on a monthly basis to determine if any receivable will potentially be uncollectible. The Company includes any accounts receivable balances that are determined to be uncollectible in the allowance for doubtful accounts and reduces the receivables to the amount the Company believes will be collected. As of and for the year ended December 31, 2021, there were no customers in default.

Litigation – The Company can be named in legal actions arising in the ordinary course of business. Management is of the opinion that the ultimate liability, if any, from these actions will not have a material effect on its financial condition or results of operations.

Pandemic – During the year-ended December 31, 2021 the Company was able to continue its business and operate remotely. The Company will continue to assess the impact of the COVID-19 pandemic on its business on an ongoing basis.

7. INCOME TAXES

Income taxes are recorded in accordance with the asset and liability method which requires that an asset and liability approach be applied in accounting for income taxes and that deferred tax assets and liabilities be measured for temporary differences using currently enacted tax rates in the year they are expected to reverse.

The Company's operations are included in the consolidated federal income tax returns filed by the Holding Company. For California income tax purposes, the Company files a unitary tax return with the Parent. In accordance with a tax sharing agreement with the Holding Company, a receivable or payable is recorded for the income tax benefit or liability resulting from the Company's operations. The Company's income is subject to income tax in various states and local jurisdictions. Certain states assess income tax on a company-specific basis; others (primarily New York State, New York City, California, Illinois, and Texas) assess income tax on a unitary or combined basis. Each entity included in the unitary returns consisting of affiliated MUFG entities within the U.S. (collectively the "Group") pays the tax on

its share of the Group's income apportioned to the state. The Company made certain estimates with respect to the computation of its share of the unitary income tax, including estimates for Group income and allocation percentages.

The components of the Company's expense (benefit) for income taxes for the year ended December 31, 2021 consist of the following:

Income Tax Expense (Benefit)	Current	Deferred	Total
Federal	$ 5,170,527	$ 590,194	$ 5,760,721
State	1,600,763	170,359	1,771,122
Total	$ 6,771,290	$ 760,553	$ 7,531,843

The Company's expense for income taxes for the year ended December 31, 2021, differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate of 21%, due primarily to state taxes.

Effective Tax Rate	
Federal income tax rate	21.0%
State income taxes, net of federal benefit	5.3%
Other permanent or discrete items	1.0%
Total Effective Tax Rate	27.3%

In addition, pursuant to the Company's tax-sharing agreement with the Holding Company (see Note 2), the Company had a current tax liability of $6,605,065 and deferred tax assets of $14,988,294 at December 31, 2021, which are recorded in Due From Parent — Net and Deferred tax asset on the Statement of Financial Condition, respectively.

The tax effects of the temporary differences that give rise to deferred income tax assets and liabilities for the year ended December 31, 2021 are as follows:

Deferred Tax Balances	Ending Balance
Deferred tax assets:	
Incentive Bonus	$ 2,410,490
Goodwill and Intangibles	12,422,914
Other items	154,890
Deferred tax liabilities:	
Other items	-
Net deferred tax assets	$ 14,988,294

The Company is subject to U.S. federal income tax as well as various state income taxes. The Company was acquired in tax period 2019 as an asset acquisition and, accordingly, joined the MUAH consolidated US federal and combined US state tax returns in the same period. Consequently, the Company is not open to examination for periods before 2019 by US federal or US state taxing authorities. There were no uncertain tax positions as of December 31, 2021 and there is no expected change in the next 12 months.

8. SUBSEQUENT EVENTS

The Company has evaluated the need for disclosure and/or adjustment resulting from subsequent events through the date this financial statement was available to be issued. Management found no subsequent events to be disclosed.

* * * * * *

Intrepid Investment Bankers LLC

(SEC ID. NO. 8-68674)

Financial Statements and Supplemental Schedules as of and for the Year Ended December 31, 2021 and Report of Independent Registered Public Accounting Firm

PUBLIC DOCUMENT

Filed pursuant to Rule 17a-5(e)(3)

INTREPID INVESTMENT BANKERS LLC

Schedule H

COMPUTATION OF NET CAPITAL
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE YEAR ENDED DECEMBER 31, 2021

Total member's equity from statement of financial condition	$	59,060,890
NONALLOWABLE ASSETS		
Cash held with Parent		556,730
Deferred tax asset		14,988,294
Premises and equipment - Net		32,158
Due to/from Parent - Gross		375,000
Other		295,818
Total		16,248,000
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		42,812,890
HAIRCUTS ON SECURITIES		1,168,364
NET CAPITAL		41,644,526
MINIMUM NET CAPITAL REQUIRED (2% of aggregate debit items or $250,000, if greater)		250,000
NET CAPITAL IN EXCESS OF MINIMUM REQUIREMENT	$	41,394,526

There were no material differences between the above computation and the Company's corresponding unaudited December 31, 2021 Form X-17A-5, Part IIA FOCUS report refiled on February 9, 2022.

INTREPID INVESTMENT BANKERS LLC

Schedule J

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 FOR THE YEAR ENDED DECEMBER 31, 2021

The Company has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) because its business is limited to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services.

INTREPID INVESTMENT BANKERS LLC

Schedule M

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE YEAR ENDED DECEMBER 31, 2021

The Company has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) because its business is limited to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services.